Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and nine months ended December 31, 2010 and 2009

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Revenue	$180,865	$156,110	$622,777	$492,419
Cost of sales	94,539	79,454	309,630	250,575

Gross margin	86,326	76,656	313,147	241,844

Expenses
Selling, marketing and administration	45,562	35,686	128,689	97,004
Research and development	13,793	8,992	38,297	23,682
Depreciation and amortization of property and equipment	4,825	3,939	17,335	9,279
Amortization of intangible assets (note 8)	2,355	—	6,590	—
Interest expense	5,329	7,180	21,555	21,337
Interest expense on related party debt	—	8,987	5,297	25,690
Foreign exchange (gain) loss	(3,275)	(8,705)	3,073	(83,646)

	68,589	56,079	220,836	93,346

Other income, net	129	169	402	32

Income before income taxes	17,866	20,746	92,713	148,530

Income tax expense (recovery) (note 12)
Current	2,858	1,268	34,027	13,003
Deferred	2,536	(451)	(3,122)	4,013

	5,394	817	30,905	17,016

Net income	$12,472	$19,929	$61,808	$131,514

Earnings per share amounts (note 13)
Basic and diluted earnings per share	$0.10	$0.11	$0.46	$0.75

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars)

	December 31, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$130,124	$230,169
Trade receivables (note 5)	113,148	81,901
Other current assets	6,470	11,972
Inventory (note 6)	79,306	58,743
Deferred income taxes	11,534	11,683

	340,582	394,468
Property and equipment (note 7)	113,004	107,999
Goodwill (note 2)	34,819	—
Intangible assets (note 8)	44,431	506
Deferred income taxes	8,503	14,962
Deferred financing fees	9,070	9,652
Other long-term assets (note 16)	—	507

	$550,409	$528,094

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$29,258	$38,861
Accrued and other current liabilities	81,098	81,123
Deferred revenue	30,061	24,697
Income taxes payable	10,049	5,523
Current portion of long-term debt (note 9)	3,050	92,790
Current portion of related party long-term debt (note 9)	—	1,421

	153,516	244,415
Long-term debt (note 9)	362,038	473,732
Related party long-term debt (note 9)	—	429,855
Deferred revenue	84,988	74,407

	600,542	1,222,409
Shareholders’ deficit
Share capital (note 10)
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of December 31, 2010 and zero shares as of March 31, 2010	238,407	—
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued and outstanding—44,308,596 shares as of December 31, 2010 and zero shares as of March 31, 2010	483,451	—
Voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of December 31, 2010 and 53,563,844 shares as of March 31, 2010	—	41,166
Voting Preferred Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of December 31, 2010 and 127,483,148 shares as of March 31, 2010	—	—
Non-voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of December 31, 2010 and 127,489,844 shares as of March 31, 2010	—	120,108
Accumulated other comprehensive loss (note 4)	(8,155)	(24,364)
Additional paid-in capital (notes 10 and 11)	5,581	—
Deficit	(769,417)	(831,225)

	(50,133)	(694,315)

	$550,409	$528,094

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the nine months ended December 31, 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	61,808	—	—	61,808
Participant Equity Loan Plan (note 10)	8,370	—	—	—	8,370
2010 Reorganization (notes 3 and 10)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Foreign currency translation	—	—	16,209	—	16,209
Stock-based compensation	—	—	—	5,581	5,581

Balance as of December 31, 2010	$721,858	$(769,417)	$(8,155)	$5,581	$(50,133)

For the nine months ended December 31, 2009

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2009	$160,247	$(973,257)	$130,677	$—	$(682,333)
Net income	—	131,514	—	—	131,514
Participant Equity Loan Plan (note 10)	(344)	—	—	—	(344)
Foreign currency translation	—	—	(133,041)	—	(133,041)

Balance as of December 31, 2009	$159,903	$(841,743)	$(2,364)	$—	$(684,204)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

For the nine months ended December 31, 2010 and 2009

	December 31, 2010	December 31, 2009
Cash (used in) provided by
Operations
Net income	$61,808	$131,514
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	20,541	12,285
Amortization of intangible assets	6,590	—
Amortization of deferred financing fees	2,195	1,488
Non-cash interest expense (recovery) on long-term debt	(577)	(1,979)
Non-cash interest expense on related party long-term debt	5,297	25,690
Loss (gain) on foreign exchange	(440)	(85,218)
Stock-based compensation	5,581	—
Deferred income tax (recovery) expense	(3,122)	3,819
Loss on disposal of property and equipment	9	220
Trade receivables	(25,205)	(9,549)
Other current assets	7,640	226
Inventory	(16,225)	18,291
Income taxes recoverable and payable	1,660	9,061
Accounts payable, accrued and other current liabilities	(16,187)	(9,503)
Deferred revenue	13,325	10,818

Cash provided by operating activities	62,890	107,163

Investing
Business acquisition	(82,000)	—
Cash of subsidiary at date of acquisition	7,974	—
Capital expenditures	(20,440)	(19,508)
Intangible assets	(417)	(484)

Cash used in investing activities	(94,883)	(19,992)

Financing
Proceeds from initial public offering, net	134,314	—
Proceeds from sale of property and equipment	14	18
Proceeds from issuance of debt	—	7,910
Financing fees paid	(1,396)	—
Repayment of debt	(213,544)	(2,263)
Repayment of loans under the Participant Equity Loan Plan	8,223	283

Cash (used in) provided by financing activities	(72,389)	5,948
Effect of exchange rate changes on cash and cash equivalents	4,337	12,035

Net (decrease) increase in cash and cash equivalents	(100,045)	105,154
Cash and cash equivalents, beginning of period	230,169	37,055

Cash and cash equivalents, end of period	$130,124	$142,209

Cash and cash equivalents are comprised as follows
Cash	$12,380	$8,085
Short-term investments	117,744	134,124

	$130,124	$142,209

Supplemental cash flow disclosures
Interest paid	$26,989	$22,524
Interest received	$411	$261
Income taxes paid	$31,628	$3,795
Amount of non-cash capital additions in accounts payable, accrued and other current liabilities	$3,609	$105

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2010, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships, and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	Five to ten years
Customer relationships	Five years
Other intellectual property	Five to ten years

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(b) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of each identified reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(c) Business combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard for business combinations, which established principles and requirements for how an acquirer is to recognize and

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree in a business combination. This new accounting standard also established principles regarding how goodwill acquired in a business combination or gain from a bargain purchase should be recognized and measured, as well as providing guidelines on the disclosure requirements. In April 2009, FASB amended this new accounting standard to require the assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. This new standard was applied to the Company’s accounting for its acquisition on April 21, 2010 (note 2).

(d) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably on a straight-line basis over the requisite service period with an offset to additional paid-in capital. Further information regarding stock-based compensation can be found in note 11, “Stock-based compensation”.

(e) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

2. Acquisition

On April 21, 2010 the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash. NextWindow designs components for optical touch screens for integration into electronic displays including PC displays.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s results for the three months ended December 31, 2010 amounted to $4,333 and $4,788, respectively, and for the nine months ended December 31, 2010 amounted to $19,583 and $8,822, respectively. The net loss for the three and nine months ended December 31, 2010 included amortization of intangible assets resulting from the acquisition of $2,364 and $6,539, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed based on fair values.

Assets purchased
Current assets	$12,513
Capital assets	2,177
Intangible assets	50,061
Goodwill	34,819

$99,570

Liabilities assumed
Current liabilities	$10,514
Deferred income tax liability	15,030

$25,544

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not expected to be deductible for income tax purposes.

The Company expensed $1,143 of acquisition-related costs included in selling, marketing and administration in the nine months ended December 31, 2010.

The weighted average amortization period of the total intangible assets related to the business acquisition is approximately 5.6 years at the date of acquisition.

3. 2010 Reorganization

On May 13, 2010, the Company’s board of directors approved a reorganization (the “2010 Reorganization”) of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8,016 on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as the Company’s existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company. Also refer to notes 9 and 10 which describe the impact of the 2010 Reorganization on the Company’s financial position in greater detail.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

4. Accumulated other comprehensive (loss) income and comprehensive income (loss)

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Accumulated other comprehensive (loss) income
Balance at beginning of period	$(4,865)	$13,521	$(24,364)	$130,677
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(1,869)	(14,562)	15,773	(134,722)
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency	(1,421)	(1,323)	436	1,681

Other comprehensive (loss) income	(3,290)	(15,885)	16,209	(133,041)

Balance at end of period	$(8,155)	$(2,364)	$(8,155)	$(2,364)

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Comprehensive income (loss)
Net income	$12,472	$19,929	$61,808	$131,514
Foreign currency translation	(3,290)	(15,885)	16,209	(133,041)

Comprehensive income (loss)	$9,182	$4,044	$78,017	$(1,527)

5. Trade receivables

	December 31, 2010	March 31, 2010
Trade receivables	$116,684	$85,769
Allowance for doubtful receivables	(3,536)	(3,868)

	$113,148	$81,901

6. Inventory

	December 31, 2010	March 31, 2010
Raw materials	$20,173	$11,061
Finished goods	63,342	51,408
Provision for obsolescence	(4,209)	(3,726)

	$79,306	$58,743

The provision for obsolescence is related to finished goods inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

7. Property and equipment

	December 31, 2010	March 31, 2010
Cost
Building	$73,841	$72,180
Information systems, hardware and software	43,820	45,607
Assembly equipment, furniture, fixtures and other	38,332	40,852
Capital additions in progress	12,224	3,107

	$168,217	$161,746
Accumulated depreciation and amortization
Building	$5,731	$3,167
Information systems, hardware and software	23,421	21,434
Assembly equipment, furniture, fixtures and other	26,061	29,146

	$55,213	$53,747
Net book value
Building	$68,110	$69,013
Information systems, hardware and software	20,399	24,173
Assembly equipment, furniture, fixtures and other	12,271	11,706
Capital additions in progress	12,224	3,107

	$113,004	$107,999

8. Intangible assets

	December 31, 2010	March 31, 2010
Cost
Acquired technology	$29,600	$—
Customer relationships	17,500	—
Other intellectual property	3,943	527

	$51,043	$527
Accumulated amortization
Acquired technology	$3,700	$—
Customer relationships	2,421	—
Other intellectual property	491	21

	$6,612	$21
Net book value
Acquired technology	$25,901	$—
Customer relationships	15,080	—
Other intellectual property	3,450	506

	$44,431	$506

The increase in intangible assets in the nine months ended December 31, 2010 relates to the acquisition of NextWindow (note 2).

Amortization expense of finite-lived intangibles for the three months ended December 31, 2010 was $2,355 (2009—zero) and for the nine months ended December 31, 2010 was $6,590 (2009—zero).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

9. Long-term debt and credit facilities

Long-term debt

	December 31, 2010	March 31, 2010
First lien facility	$295,088	$337,375
Second lien facility	70,000	100,000
Unsecured term loan	—	79,407
Term construction facility	—	49,740

	365,088	566,522
Current portion of long-term debt	(3,050)	(92,790)

	$362,038	$473,732

Related party long-term debt

	December 31, 2010	March 31, 2010

Construction loan	$—	$1,421
Shareholder note payable	—	327,864
Cumulative preferred shares	—	101,991

	—	431,276
Current portion of related party long-term debt	—	(1,421)

	$—	$429,855

The term construction facility, construction loan, shareholder note payable and cumulative preferred shares were Canadian dollar facilities. All other debt and credit facilities are U.S. dollar facilities.

In the nine months ended December 31, 2010 the Company repaid in full the $40,000 balance drawn on the revolving portion of the First lien facility at March 31, 2010.

As part of the 2010 Reorganization disclosed in note 3:

(a)	The Company made a payment of $8,016 on the shareholder note payable;

(b)	The shareholder note payable of C$253,972 plus accrued interest to May 22, 2010 of C$75,074 were effectively converted to Class A Preferred Shares and Class B Shares (note 10); and

(c)	The 84,883,191 cumulative preferred shares of C$84,883 plus accrued dividends to May 22, 2010 of C$19,748 were converted to Class A Preferred Shares (note 10).

As part of the Company’s IPO transaction which closed on July 20, 2010, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28, 2013, which increased the total revolving credit capacity to $100,000, which remains undrawn as of December 31, 2010. In addition, the Company repaid $40,000 and $19,244 of the unsecured term loan and term construction facility, respectively, from the IPO proceeds.

In September 2010, the remaining balances of $42,389 of the unsecured term loan, $29,836 of the term construction facility and $1,438 of the construction loan were repaid in full. In November 2010, $30,000 of the Second lien facility was repaid.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

10. Share capital

(a) Share capital

The Company’s share capital was reorganized as a result of the 2010 Reorganization (note 3) and the IPO on July 20, 2010.

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares, 433,676,686 Class A Preferred Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

(ii) Issued and outstanding

	March 31, 2010	Participant Equity Loan Plan	2010 Reorganization	Initial Public Offering	December 31, 2010
Voting Common Shares
Shares	53,563,844	—	(53,563,844)	—	—
Stated amount	$41,166	$2,122	$(43,288)	$—	$—
Non-voting Common Shares
Shares	127,489,844	—	(127,489,844)	—	—
Stated amount	$120,108	$—	$(120,108)	$—	$—
Voting Preferred Shares
Shares	127,483,148	—	(127,483,148)	—	—
Stated amount	$—	$—	$—	$—	$—
Class A Subordinate Voting Shares
Shares	—	—	5,478,596	38,830,000	44,308,596
Stated amount	$—	$6,248	$3,156	$474,047	$483,451
Class B Shares
Shares	—	—	85,044,901	(5,580,706)	79,464,195
Stated amount	$—	$—	$160,242	$78,165	$238,407
Class A Preferred Shares
Shares	—	—	433,676,686	(433,676,686)	—
Stated amount	$—	$—	$413,616	$(413,616)	$—

Total share capital
Shares	308,536,836	—	215,663,347	(400,427,392)	123,772,791
Stated amount	$161,274	$8,370	$413,618	$138,596	$721,858

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 9) and shareholder note payable (note 9) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

As part of the Company’s IPO on July 20, 2010, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting Shares and then 11,479,450 Class B Shares were converted to 11,479,450 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds from the IPO were $138,596, net of underwriting commissions of $7,854 and other offering expenses of $7,429, net of tax of $4,279. Other offering expenses were also recorded as a reduction of IPO proceeds effective the date of the IPO. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

(b) Participant equity loan plan

In 2009 the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital. Total loans and accrued interest amounted to $2,584 at December 31, 2010.

Share capital increased by $8,370 in the nine months ended December 31, 2010 as a result of Plan activity which consisted of loan principal and interest repayments totaling $8,347, interest accrued during the period of $171 and foreign exchange adjustments of $194. Also, during the nine months ended December 31 2010, 26,250 shares of employees who left the Company were repurchased and related loans and accrued interest amounting to $93 were repaid.

Shares issued under the Plan are subject to restrictions that lapse as follows: 40% of the Plan shares are subject to restrictions that lapse based on passage of time and 60% are subject to restrictions that lapse based on performance of the Company. The restrictions on performance-based shares lapse upon a liquidity event that provides a return on invested capital earned by the principal shareholders of the Company above certain valuation thresholds. At the time of the IPO, 789,176 time-vesting shares were unrestricted and as a result of the Company’s IPO, 1,951,594 performance-based shares became unrestricted, causing employee loans of $6,537 to become immediately repayable.

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing, and administration and research and development, with an offsetting credit to additional paid-in capital. The total number of shares affected by this amendment was 1,301,063 Class A Subordinate Voting Shares. The weighted average grant date price was $2.36 and the fair value at the date of the amendment was $13.38. The total amount of compensation cost is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value to be expensed over two years is $13,746, of which $4,852 was expensed in the nine months ended December 31, 2010.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

11. Stock-based compensation

On June 3, 2010 the Company approved the 2010 Equity Incentive Plan (“2010 Plan”) which provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares.

The Company has granted the following stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares: 1,140,000 options on July 15, 2010 at an exercise price of $17.00 and 297,000 options in the three months ended December 31, 2010 at a weighted average price of $13.42. These options will vest over various periods ranging between three and four years.

A summary of the status of the Company’s stock options at December 31, 2010 and 2009 and changes during the three and nine months ended on those dates is as follows.

	Three months ended December 31,				Nine months ended December 31,
	2010		2009		2010		2009
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Balance at beginning of period	1,132,000	$17.00	—	$—	—	$—	—	$—
Granted	297,000	$13.42	—	$—	1,437,000	$16.26	—	$—
Exercised	—	$—	—	$—	—	$—	—	$—
Forfeited	(8,000)	$17.00	—	$—	(16,000)	$17.00	—	$—

Balance at end of period	1,421,000	$16.25	—	$—	1,421,000	$16.25	—	$—
Vested at December 31, 2010	—	$—	—	$—	—	$—	—	$—

Exercisable at December 31, 2010	—	$—	—	$—	—	$—	—	$—

The fair value of each stock-based award is estimated at the date of grant using the BSM option-pricing model and the assumptions noted in the table below. The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders. The weighted average fair value of options granted in the nine months ended December 31, 2010 was $5.60. No options were granted in the nine months ended December 31, 2009.

The assumed volatility used in the stock option valuation for options granted for the three and nine months ended December, 2010 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed dividend yield reflects the Company’s intention to not pay cash dividends in the foreseeable future. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed risk free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issue with a remaining life approximately equal to the expected term of the option.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates.

Stock-based compensation expense related to these options included in selling, marketing and administration expense and research and development expense for the three months ended December 31, 2010 was $405 (2009—zero) and for the nine months ended December 31, 2010 was $729 (2009—zero). As at December 31, 2010, the total compensation cost not yet recognized related to stock options was $5,971. This amount is expected to be recognized over the next 48 months on a weighted average basis.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

The weighted average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

	Three months ended December 31, 2010	Nine months ended December 31, 2010
Fair value of stock options granted during the periods	$3.41	$5.60
Assumptions
Risk free interest rate	0.96%-1.49%	0.96%-1.49%
Expected life in years	4.0	4.0
Expected dividend yield	0.0%	0.0%
Volatility	45.0%	45.0%

12. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for these differences are as follows.

	Nine months ended December 31,
	2010	2009
Income before income taxes	$92,713	$148,530
Combined tax rate	27.89%	29.40%
Expected income tax expense	25,858	43,668
Adjustments
Non-deductible, non-taxable items	3,697	(25,008)
Variation in foreign tax rates	1,015	509
Deferred income tax rate differences	1,069	(129)
Change in valuation allowance	1,546	496
Investment tax credits	(3,200)	(2,194)
Other	920	(326)

Income tax expense	$30,905	$17,016

The Canada Revenue Agency (the “CRA”) has commenced an examination of the Company’s Canadian income tax returns for taxation years ended in the 2008 and 2009 fiscal years which is in its preliminary stages. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that any reassessments to be issued by the CRA, on an aggregate basis, could result in a material effect on the Company’s consolidated financial statements.

13. Earnings per share amounts

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Weighted average number of shares outstanding—basic and diluted	123,772,791	180,508,997	133,067,015	174,867,315

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

The weighted average number of shares outstanding for the three and nine months ended December 31, 2010 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to December 31, 2010, after giving effect to the one-for-two reverse share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,421,000 Class A Subordinate Voting Shares were outstanding at December 31, 2010 of which 134,500 options had an exercise price lower than the weighted average trading price of underlying Class A Subordinate Voting Shares during the three and nine months ended December 31, 2010. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the three and nine months ended December 31, 2010 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three months and nine months ended December 31, 2010.

The weighted number of shares outstanding for the three and nine months ended December 31, 2009 reflects voting and non-voting common shares.

14. Guarantees and contingencies

(a) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

(b) Litigation

Since December 2010, several class action complaints have been filed in the United States District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares against the Company and other parties alleging certain violations of federal securities laws relative to the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, it is expected that the various complaints will be consolidated into one action going forward. Several individuals and entities have applied to the Courts to be appointed Lead Plaintiff and those applications remain pending.

The proceedings relative to the above litigation are currently pending and as such the likelihood of damages or recoveries and the ultimate amounts, if any, relative to the above litigation (or any associated litigation) are not determinable. Accordingly, no amount has been recorded in these financial statements as at December 31, 2010.

(c) General

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims and contingencies, is not likely to have a material effect on the consolidated results of operations or financial condition of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

15. Segmented disclosure

The Company operates in one reportable segment, which is the design, development, assembly and sale of hardware and software of interactive whiteboards and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Revenue
United States	$103,280	$83,302	$404,678	$320,993
Canada	12,651	7,952	44,322	32,116
Europe, Middle East and Africa	51,151	43,760	132,304	107,409
Rest of World	13,783	21,096	41,473	31,901

	$180,865	$156,110	$622,777	$492,419

For the nine months ended December 31, 2010 and 2009, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at December 31, 2010. Total long-lived assets in New Zealand amounted to $81,007 and total long-lived assets outside of Canada amounted to $81,758 at December 31, 2010.

16. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its business exposure to foreign exchange risk and interest rate risk. The Company generally enters into derivative transactions with high credit counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

December 31, 2010

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,744	$—	$—	$117,744
Derivative instruments	—	1,996	—	1,996

Total assets	$—	$1,996	$—	$119,740

Liabilities
Derivative instruments	$—	$1,850	$—	$1,850

Total liabilities	$—	$1,850	$—	$1,850

a) Fair value of derivative contracts

December 31, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$1,141 285 206	Jan 2011 to Sep 2011 Jan 2011 to Sep 2011 Jan 2011 to Sep 2011	1.0311 - 1.0602 1.2970 - 1.4945 1.5081 - 1.7171	USD 29,000 EUR 11,500 GBP 7,250

	$1,632

Foreign exchange collar derivative contracts	$183	Jan 2011 to Mar 2011	1.0215 - 1.0615	USD 12,000

Interest rate derivative contracts	$(1,669)	Dec 2011	1.253%	55% of the outstanding principal on the first and second lien term loans over the contract term

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2010 and 2009

March 31, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$331 1,927 1,657	Apr 2010 to Sep 2010 Apr 2010 to Dec 2010 Apr 2010 to Jan 2011	1.0140 - 1.0800 1.4945 - 1.5882 1.7171 - 1.7778	USD 31,000 EUR 13,500 GBP 9,150

	$3,915

Interest rate derivative contracts	$(4,299)	Sep 2010	4.756%	80% declining to 50% of the outstanding principal on the first and second lien term loans over the contract term

	(952)	Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

	$(5,251)

The fair value of foreign exchange derivative contracts of $1,996 is included in other current assets at December 31, 2010 ($3,915 at March 31, 2010). The fair value of foreign exchange derivative contracts of $181 is included in accrued and other current liabilities at December 31, 2010 (zero at March 31, 2010).

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $1,669 at December 31, 2010 ($5,758 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term assets is zero at December 31, 2010 ($507 at March 31, 2010).

17. Related party transactions

All transactions with related parties were nominal for the nine months ended December 31, 2010 and 2009 with the exception of those disclosed in notes 9 and 10.

18. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.